SEC FILE NUMBER 001-33720
CUSIP NUMBER 75955K102
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☑ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D ☐ Form N-CEN
    ☐ Form N-CSR

For Period Ended: December 31, 2023

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Remark Holdings, Inc.
Full Name of Registrant

Former Name of Registrant (If Applicable)

800 S. Commerce Street
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89106
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Remark Holdings, Inc. (“we” or "our") is unable to file our Annual Report on Form 10-K for the year ended December 31, 2023 (the “Report”) without unreasonable effort or expense due to delays in obtaining and compiling information for inclusion in the Report. We expect to be able to file the Report on or before the fifteenth calendar day following its original prescribed due date.

PART IV
OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Kai-Shing Tao	(702)	701-9514
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect revenue for the year ended December 31, 2023 to be significantly less than the revenue for the year ended December 31, 2022. Our revenue from China significantly decreased because COVID-19-related preventative measures that had been imposed through the end of 2022, in addition to increasingly high levels of political tension between the U.S. and China, had lingering economic and operational effects which made it difficult for us to operate on a similar pace as we had previously done. We also expect significant changes in the components of our total cost and expense, primarily due to changes in business development activities, provision for bad debt, reduction in stock-based compensation, impairments of long-lived assets, interest expense and finance cost related to obligations to issue common stock. We are not able to quantify such changes at this time as the audit of our consolidated financial statements is still in process. Additionally, we will not report any gain or loss on investment for the year ended December 31, 2023, while we reported a loss on investment in the year ended December 31, 2022 of approximately $26.4 million on our investment in the common stock of an unrelated entity.

Forward Looking Statements

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. For example, forward-looking statements include, without limitation, statements regarding our expectations regarding our financial information for the fiscal year ended December 31, 2023 and our expectation that we will file the Report within the extension period of the 15 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, and are subject to the risk that we are not able to complete the Report within the extension period of 15 calendar days, and the risk that we find errors as we complete our consolidated financial statements. Unless otherwise required by applicable law, we assume no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

Remark Holdings, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2024	By	/s/ Kai-Shing Tao
Name: Kai-Shing Tao Title: Chief Executive Officer